KOREA EQUITY FUND, INC.
Two World Financial Center, Building B
New York, New York 10281

October 3, 2012

VIA ELECTRONIC FILING

Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Jeffrey W. Long, Accountant

Re:	Korea Equity Fund, Inc. (the “Fund”) (File No. 811-08002)
Response to comments regarding financial statements

Ladies and Gentlemen:

This letter responds to three comments provided by Mr. Jeffrey Long of the staff of the Securities and Exchange Commission in a telephone discussion on September 27, 2012 with the undersigned and John MacKinnon of Sidley Austin llp, the Fund’s outside counsel.  The comments and the Fund’s responses are set forth separately below.  In accordance with Mr. Long’s request, this letter includes an acknowledgement by the Fund as to its responsibility for its financial statements.

Comment 1.  Mr. Long requested that the Fund’s balance sheet, when prepared in connection with future financial statements, separately disclose any amounts payable to officers or directors of the Fund, in accordance with Rule 6-04 of Regulation S-X.

Response.  The Fund will in the future separately disclose any such amounts payable.

Comment 2.  Mr. Long requested that footnote disclosure be added to the Schedule of Investments included in future filings on Form N-Q with respect to the aggregate cost of investments for federal income tax purposes, in accordance with Rule 12-12 of Regulation S-X.

Response.  The Fund will include the requested disclosure in its future filings on Form N-Q.

Comment 3.  Mr. Long requested that disclosure as to the aggregate amounts of portfolio holdings classified as Level 1, Level 2 and Level 3 for fair value measurements be included in the Fund’s future filings on Form N-Q.

Office of Disclosure and Review
U.S. Securities and Exchange Commission
October 3, 2012

Response.  The Fund will include the requested disclosure in its future filings on Form N-Q.

In addition, in accordance with Mr. Long’s request, the Fund acknowledges the following:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in its financial statements and filings with the Securities and Exchange Commission;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses set forth above address each of the comments provided by Mr. Long.  Please contact the undersigned at (212) 667-1486 if you would like to discuss any of the responses.

Very truly yours,

/s/ Robert Kleinman
Robert Kleinman
Treasurer
Korea Equity Fund, Inc.